Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE SECOND QUARTER OF 2010

Revenues reach $35 million, growing 23% YoY;

AZOUR, Israel – August 25, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2010.

Highlights of the Quarter
●	An 12,000 increase in net subscribers to a record of 587,000 as of June 30, 2010;
●	Gross margin at 49.5% and operating margin at 21%;
●	EBITDA of $11.1 million or 31.8% of revenues;
●	Generated $6.6 million in operating cash flow; ended the quarter with $50 million in net cash (including marketable securities and deposits for short and long term);

Second Quarter 2010 Results
Revenues for the second quarter of 2010 reached US$35.0 million, representing 23% growth over revenues of US$28.4 million in the second quarter of 2010. 75% of revenues were from location based service subscription fees and 25% from product revenues.

Revenues from subscription fees grew by 22% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 587,000 as of June 30, 2010, as compared with 533,000 at the end of June 30, 2009. Product revenues grew 26% compared with the same period last year, driven primarily by increased sales of products in Israel.

Gross profit for the second quarter of 2010 was US$ 17.3 million (49.5% of revenues) compared with US$14.3 million (50.3% of revenues) in the second quarter of last year.

Operating profit for the second quarter of 2010 was US$7.3 million (21.0% of revenues) compared with an operating profit of US$6.0 million (21.1% of revenues) in the second quarter of 2009.

Financial income for the second quarter of 2010 was US$0.2 million compared with a financial expense of US$2.5 million in the second quarter of 2009.

EBITDA for the quarter was $11.1 million (31.8% of revenues) compared to an EBITDA of $8.9 million (31.2% of revenues) in the second quarter of last year.

Net profit was US$4.8 million in the second quarter of 2010 (13.6% of revenues), compared with a net profit of US$2.4 million (8.6% of revenues), as reported in the second quarter of 2009. Fully diluted EPS in the second quarter of 2010 was US$0.23, compared with fully diluted EPS of US$0.12 in the second quarter of 2009.

Cash flow from operations during the quarter was $6.6 million.

As of June 30, 2010, the Company had net cash, including marketable securities and deposits for short and long term, of US$50 million or $2.38 per share. This is compared with US$81.5 million or $3.89 per share as on March 31, 2010, and US$78.1 million as of December 31, 2009.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Ituran distributed a dividend to shareholders in the amount of $31.6 million or $1.50 per share during the second quarter.

Eyal Sheratzky, Co-CEO of Ituran said, “The second quarter was another solid of growth and expansion in our subscriber base, particularly in Brazil, as well as a strong level revenues and profitability. We continue to generate a strong level of cash flow, enabling us to share the long-term fruits of efforts with our shareholders through our continued dividend distribution. We continue to build our business globally, while realizing the rewards of our past efforts.”

Conference Call Information

The Company will also be hosting a conference call later today, August 25, 2010 at 10am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
CANADA Dial-in Number: 1 866 485 2399
ISRAEL Dial-in Number: 03 918 0685
INTERNATIONAL Dial-in Number: +972 3 918 0685

At: 10am Eastern Time, 7am Pacific Time, 5pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 587,000 subscribers distributed globally. Established in 1995, Ituran has over 1,400 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2010	2009

Current assets
Cash and cash equivalents	35,773	60,813
Deposit in escrow	5,230	5,227
Investments in trading marketable securities	1,359	4,213
Accounts receivable (net of allowance for doubtful accounts)	28,301	24,906
Other current assets	6,944	6,136
Inventories	10,440	11,096
	88,047	112,391

Long-term investments and other assets
Deposit in Escrow	7,846	7,840
Investments in affiliated companies	203	205
Investments in other companies	79	80
Other assets	1,874	1,742
Loan to former employee	558	558
Deferred income taxes	5,117	5,653
Funds in respect of employee rights upon retirement	3,859	3,606
	19,536	19,684

Property and equipment, net	39,744	39,090

Intangible assets, net	4,384	5,064

Goodwill	9,327	9,639

Total assets	161,038	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2010	2009

Current liabilities
Credit from banking institutions	214	6
Accounts payable	13,585	13,459
Deferred revenues	4,878	5,486
Other current liabilities	15,868	17,443
	34,545	36,394

Long-term liabilities
Long term Loans	139	-
Liability for employee rights upon retirement	5,758	5,457
Provision for contingencies	3,515	3,071
Deferred income taxes	1,051	1,209
	10,463	9,737

Capital Notes	5,894	5,894

Shareholders’ equity	105,877	130,126
Non- controlling interests	4,259	3,717
Total equity	110,136	133,843

Total liabilities and shareholders’ equity	161,038	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Six month			Three month
(in thousands	Period ended June 30 ,			Period ended June 30 ,
except per share data)	2010	2009		2010	2009

Revenues:
Location-based services	51,866	41,528		26,142	21,394
Wireless communications products	18,138	14,148		8,869	7,030
	70,004	55,676		35,011	28,424

Cost of revenues:
Location-based services	19,397	15,158	(*)	9,762	7,789 (*)
Wireless communications products	16,103	12,685		7,915	6,337
	35,500	27,843		17,677	14,126

Gross profit	34,504	27,833		17,334	14,298
Research and development expenses	222	180		116	90
Selling and marketing expenses	4,295	3,537		2,078	1,833
General and administrative expenses	15,382	12,673		7,808	6,162
Other expenses (income), net	3	444	(*)	-	227 (*)
Operating income	14,602	10,999		7,332	5,986
Other expenses	(81)	-		(17)	-
Financing income (expenses) , net	71	1,610		198	(2,544)
Income before taxes on income	14,592	12,609		7,513	3,442
Taxes on income	(4,441)	(4,306)		(2,512)	(944)
Share in gains (losses) of affiliated companies, net	(2)	15		(14)	15
Net income for the period	10,149	8,318		4,987	2,513
Less :Net income attributable to Non-controlling interest	(600)	(285)		(238)	(75)
Net income attributable to company shareholders	9,549	8,033		4,749	2,438

Earnings per share attributable to company shareholders
Basic	0.46	0.38		0.23	0.12

Diluted	0.46	0.38		0.23	0.12

Weighted average number of shares outstanding (in thousands):
Basic	20,968	20,968		20,968	20,968

Diluted	20,977	20,977		20,977	20,977

(*) Reclassified

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30 ,		Three months period ended June 30 ,
(in thousands)	2010	2009	2010	2009
Cash flows from operating activities
Net income for the period	10,149	8,318	4,987	2,513
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization and impairment of Goodwill	7,515	5,545	3,792	2,908
Exchange differences on principal of deposit and loan, net	(364)	(448)	(589)	(397)
Losses (gain) in respect of trading marketable securities	-	(908)	14	980
Increase in liability for employee rights upon retirement	442	297	276	220
Share in losses (gains) of affiliated companies, net	2	(15)	14	(15)
Deferred income taxes	242	(556)	68	(241)
Capital loses (gains) on sale of property and equipment, net	21	(10)	18	-
Decrease (increase) in accounts receivable	(2,693)	1,932	(788)	2,178
Increase in other current assets	(967)	(481)	(257)	(705)
Decrease (increase) in inventories and contracts in process, net	370	(2,335)	(288)	(938)
Increase (decrease) in accounts payable	473	1,745	226	(356)
Increase (decrease) in deferred revenues	(466)	416	(499)	(96)
Decrease in other current liabilities and provision for contingencies	(603)	(730)	(378)	(967)
Net cash provided by operating activities	14,121	12,770	6,596	5,084
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(346)	(352)	(229)	(236)
Capital expenditures	(9,304)	(5,752)	(4,051)	(3,261)
Deposit	(32)	(261)	(297)	(98)
Proceeds from sale of property and equipment	479	37	484	11
Investment in marketable securities	(1,326)	(30,490)	-	(14,993)
Sale of marketable securities	4,214	45,600	-	15,500
Net cash used in investment activities	(6,315)	8,782	(4,093)	(3,077)
Cash flows from financing activities
Short-term credit from banking institutions, net	182	42	(326)	(71)
Receipt of long term loans from baking institutions	165	-	165	-
Dividend paid	(31,621)	(3,566)	(31,621)	(3,566)
Dividend paid to non-controlling interest	-	(169)	-	(169)
Net cash used in financing activities	(31,274)	(3,693)	(31,782)	(3,806)
Effect of exchange rate changes on cash and cash equivalents	(1,572)	(374)	(2,467)	2,002
Net increase (decrease) in cash and cash equivalents	(25,040)	17,485	(31,746)	203
Balance of cash and cash equivalents at beginning of period	60,813	12,511	67,519	29,793
Balance of cash and cash equivalents at end of period	35,773	29,996	35,773	29,996